EXHIBIT 12.1

CALIFORNIA STEEL INDUSTRIES, INC. AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

(All dollar amounts in thousands)

	2003	2002	2001	2000	1999
Income (loss) before income taxes	$6,815	$58,139	$(7,317)	$56,138	$77,027
Equity income	(1,950)	(150)	(1,274)	(2,229)	(75)
Equity dividends	1,962	567	243	879	—
Fixed charges	14,323	16,039	17,768	20,458	18,378
Amortization of capitalized interest	581	553	552	534	686
Capitalized interest	(52)	(319)	(118)	(300)	(588)

Earnings	21,679	74,829	9,854	75,480	95,428

Imputed interest relating to rental expense	421	464	468	460	470
Interest expense	13,291	14,954	16,679	19,377	17,391
Amortized expenses related to indebtedness	611	621	621	621	517

Fixed Charges	14,323	16,039	17,768	20,458	18,378

Ratio of earnings to fixed charges (1)	1.5	4.7	—	3.7	5.2

(1) In 2001, there was a deficiency of earnings to fixed charges of $7,914,000.